EXHIBIT 4.03

Certain portions of this exhibit (indicated by “[****]”) have been omitted pursuant to Item 601(a)(6) of Regulation S-K

Agreement № FF-29072021 for the provision of underwriting services
Almaty	29 July 2021

PARTIES

Freedom Finance Global PLC, hereinafter referred to as the “Underwriter”, represented by Director of Investment Banking Department, Syzdykov Renat Rashitovich, acting on the basis of the power of attorney No.08/09 dated 9 august 2021, on the one hand, and

Freedom Finance SPC Ltd., hereinafter referred to as the «Issuer», represented by Director, Lozovaya Olga Sergeyevna, acting on the basis of the Charter, on the other hand collectively referred to hereinafter as the "Parties", have concluded this Agreement as follows:
1. SUBJECT OF THE AGREEMENT

1.1. Subject of this Agreement is the relationships that have arisen between Parties in connection with the placement of the Bonds on the organized securities market by the Issuer and provision of underwriting services in the process of their placement by the Underwriter.

1.2. In accordance with this Agreement, the Underwriter provides the Issuer services specified in clause 1.1. of this Agreement, as per the following parameters:
Type of securities	Unsecured coupon bonds
Exchange	Astana International Exchange
Bond programme size	U.S.$ 200,000,000
Number of bonds to be placed	2,000 bonds
Nominal value	U.S.$ 100,000
1.3. The Issuer appoints the Underwriter as its lead underwriter in respect of the Bonds specified in clause 1.2. of this Agreement and agrees to pay the fee specified in Article 3 of this Agreement.

1.4. The Underwriter agrees to provide the Issuer with placement services in respect of the Bonds specified in clause 1.2. of this Agreement on the best efforts basis and doesn’t guarantee full placement of the Bonds.

1.5. The placement of Bonds is carried out in accordance with the requirements of the Astana International Exchange (hereinafter - AIX).

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2. OBLIGATIONS OF THE PARTIES
The Underwriter undertakes:
2.1. To ensure proper fulfillment of obligations under this Agreement, including in accordance with the provisions of clause 1.4.

2.2. To carry out a set of measures related to the placement of the Bonds, jointly with the Issuer or independently, as agreed with the Issuer, including:

1) advising on the procedure, timing and structure of the placement of Bonds;

2) if deemed necessary, conducting marketing, meetings and negotiations with potential investors;

3) other actions necessary for the fulfillment of its obligations on the placement of the Bonds;

4) providing assistance in writing the documents on the Bond offer (bond programme and terms of tranches under the bond programme), collection, preparation and filing of documentation for registration of the Bond Offer Documents with the AIX;

5) providing assistance at all stages of the listing of the Bonds on the AIX.

2.3. Undertake all necessary and possible actions for the full placement of the Bonds within the shortest time period.
2.4. Warn about conflicts of interest that could adversely affect the placement of the Bonds and ensure their full and timely settlement.
2.5. To promptly inform the Issuer and submit all materials relating to the status of fulfilling this Agreement.
2.6. Maintain confidentiality in relation to information received during fulfilling of this Agreement.
2.7. In its actions, as well as in all conditions not provided by this Agreement, to rely on requirements of the legislation of the Republic of Kazakhstan.
The Issuer undertakes:

2.8. Not to change the parameters of the Bonds, including not to decrease the coupon rate and the circulation period determined in the terms of the tranches of the Bonds within the Bond programme.

2.9. In all its actions to reply on the legislation of the AIX and, in situations not regulated by the AIX, legislation the Republic of Kazakhstan and this Agreement.

2.10. To promptly provide and / or ensure the provision to the Underwriter of all information and data relating to the Issuer’s activities and the Bonds that would be necessary for the Underwriter for the proper fulfillment of its obligations under this Agreement, as well as to a reasonable extent, other information, that the Underwriter may need.

2.11. To provide access to the Underwriter to previously received and/or new information provided to the Issuer by its consultants, which the Underwriter can also use in its work, while the Issuer is responsible for quality of this information.

2.12. To pay for the services of the Underwriter in accordance with Article 3 of this Agreement.

2.13. To ensure the use of proceeds received as a result of the placement of the Bonds, as well as future cash flows, strictly in accordance with the goals stated by the Issuer, as defined in the terms of the tranches of the Bonds within the Bond programme.

2.14. To comply with the covenants within the Bond programme.
2.15. To consider, accept and sign the Certificate of acceptance of work performed (services rendered), within 3 business days from the date of its provision.
3. FINANCIAL TERMS AND CONDITIONS

3.1. For services under this Agreement the Issuer shall pay the Underwriter a fee of KZT 3,000,000. The fee is due upon listing of the Bonds on the AIX and does not include third party fees that may arise during the placement of the Bonds.

3.2. The Underwriter issues a Certificate of services rendered and an invoice within 10 (ten) business days from the date of the listing of the Bonds on the AIX.

3.3. The fee is paid by the Issuer within 10 (ten) business days after receiving a respective invoice and a Certificate of services rendered from the Underwriter. In case of failure to provide a signed Certificate of services rendered by the Issuer within 10 (ten) business days from the date of providing the original Certificate of services rendered by the Underwriter, and in case of absence of the Issuer's written refusal to sign the Certificate of services rendered, such Certificate of services rendered is considered signed and services are deemed rendered in full and in proper quality.

3.4. Any confirmed overhead costs associated with the issue and placement of the Bonds, including expenses associated with additional services not provided by this Agreement, but preliminary agreed by the Parties, and incurred by the Underwriter while fulfilling its obligations under this Agreement, shall be reimbursed by the Issuer within 10 (ten) business days from the invoice date. At the same time, for overhead costs, the Underwriter provides a Certificate of reimbursement of expenses of third parties.

The expenses of the Underwriter specified in this clause, including the costs of services of third parties, with the exception of the standard costs associated with organizing and conducting trades for the placement of securities on the AIX site, must be agreed by the Underwriter with the Issuer prior to their occurrence.

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4. LIABILITY OF THE PARTIES

4.1. For untimely payment of the fee indicated in clause 3.1 of this Agreement and untimely reimbursement of the expenses indicated in clause 3.4 of this Agreement, the Issuer pays a penalty at the rate of 0.05% (zero point five hundredths percent) per day of the amount payable for each day of delay, but no more than 10% (ten percent) of the amount payable.

4.2. For the failure to fulfill or improper fulfillment of obligations under this Agreement, the Parties shall be liable in accordance with the legislation of the Astana International Financial Centre.

4.3. The Parties, as well as their counterparties, are not entitled to disclose and use information constituting commercial and official secrets on the securities market obtained under this Agreement for purposes not related to the fulfillment of obligations under the Agreement, except as otherwise provided for by the legislation of the Astana International Financial Centre.

4.4. The Party guilty of disclosing confidential information shall compensate the damage caused by its actions in full if it does not prove that this information could become public without its involvement.

4.5. The requirement of clause 4.4. of this Agreement shall not apply when the Party disclosing confidential information proves that the disclosure was a requirement of the current legislation of the Republic of Kazakhstan, or confidential information became available to third parties from other sources.

5. FORCE MAJEURE CIRCUMSTANCES

5.1. Should any circumstances arise which prevent complete or partial fulfillment by either of the Parties of their respective obligations under this Agreement (force majeure circumstances), the deadline for the fulfillment of obligations by the Party shall be postponed commensurate with the time during which such circumstances will be in place.

5.2. Force majeure means any circumstances, including, but not limited to: floods, earthquakes, strikes covering the whole industry, a war (declared or undeclared), a civil war, inability of the banking system of Kazakhstan to properly implement payments made under this Agreement, introduction of a moratorium by the legislation of the Republic of Kazakhstan, adoption of regulatory legal acts directly or indirectly prohibiting the types of activities specified in this Agreement.

5.3. On the day of occurrence of force majeure circumstances, a Party that has obstacles in fulfilling obligations under this Agreement shall notify the other Party in writing. Otherwise, such Party loses the right specified in clause 5.1. of this Agreement, except when as a result of force majeure it became impossible for such a Party to send a notification to the other Party.

5.4. Within one business day after termination of force majeure circumstances the Party involved in it shall send a written notification to the other Party about the termination of force majeure and resume the fulfillment of its obligations under this Agreement.

5.5. In the event force majeure continues for more than one month after its occurrence, any of the Parties shall have the right to terminate this Agreement in accordance with Article 6 of this Agreement.

6. AGREEMENT TERM

6.1. This Agreement is effective from the date of signing by the Parties and is valid until 31 December 2022, and in relation to the Issuer's obligations, until complete fulfillment of obligations by the Issuer.

6.2. This Agreement may be terminated as agreed by the Parties by signing an agreement to terminate the Agreement, or by the initiative of one of the Parties by submitting a written notification to the other Party 7 (seven) calendar days in advance.

6.3. Upon termination of the Agreement, the Certificate of services rendered on the termination date of the Agreement is signed, payment for the Underwriter’s services and reimbursement of overhead costs is made in proportion to the scope of services provided and costs incurred.

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7. SETTLMENT OF DISPUTES
7.1. Disputes and disagreements that may arise during the fulfillment of this Agreement will, as far as possible, be settled through negotiations between the Parties.

7.2. If, as a result of the negotiations, the Parties do not come to an agreement, then such a dispute will be considered in a judicial proceeding stipulated by the legislation of the Astana International Financial Center.

8. OTHER TERMS
8.1. This Agreement is made in two counterparts in Russian language, having the same legal force, one copy for each Party.
8.2. All changes and additions to this Agreement are valid if they are made in writing and signed by both Parties.

8.3. The Parties undertake to notify each other about re-registration, change of name, change of location, change of banking and other details within 10 (ten) calendar days from the date of occurrence of these changes.

8.4. This Agreement is regulated and subject to interpretation in accordance with the current legislation of the AIX and, in situations not regulated by the AIX, legislation the Republic of Kazakhstan and this Agreement.

8.5. By signing this Agreement, the Parties agree that all previous agreements and obligations, both oral and written, become null and void.
9. ADDRESSES AND BANK DETAILS OF THE PARTIES

Underwriter

Freedom Finance Global PLC

Legal address: Z05T3D0, Nur-Sultan, Esil district,

55/20 Manilik El ave., Office 141

Phone: 8 7172 727555

Bank details:

[****]

Director of Investment Banking Department

/s/ Renat R. Syzkykov

Syzdykov R.R.

Seal

Issuer Freedom Finance SPC Ltd. Legal address: Z05T3D0, Nur-Sultan, Esil district, 55/20 Manilik El ave., Office 141 ffspc@ffin.kz Bank details: [****] Director /s/ Olga S. Lozovoya Lozovaya O.S. Seal

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